Exhibit 99.2

Skeena Resources Limited

Treasury Offering of Common Shares

February 18, 2025

The Common Shares will be offered by way of a prospectus supplement in each of the provinces of Canada, except Quebec, and in the United States. A final base shelf prospectus containing important information relating to the Securities has been filed with the securities regulatory authorities in each of the provinces of Canada, excluding Quebec, and a corresponding registration statement on Form F-10 has been filed with the U.S. Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this term sheet.

This term sheet does not provide full disclosure of all material facts relating to the Securities. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the Securities, before making an investment decision.

Terms and Conditions

Issuer:	Skeena Resources Limited (the “Company” or “you”).
Offering:	Treasury offering of 4,800,000 common shares of the Company (the “Common Shares”).
Flow-Through Election

The Underwriters may elect, at any time up to 48 hours prior to Closing, to have up to 2,230,000 Common Shares issuable under the Offering (including any Common Shares issuable upon exercise of the Underwriters’ Option) to be issued as “flow-through shares” within the meaning of the Income Tax Act (Canada) (“Flow-Through Common Shares” and together with the Common Shares, the “Offered Shares”) at a price of C$17.93 per Flow-Through Common Share.

The Underwriters will redistribute any Flow-Through Common Shares (“Re-Offer Common Shares”) at the Re-Offer Price (as defined below).

Offering Price:	C$14.70 per Common Share C$17.93 per Flow-Through Common Share
Re-Offer Price:	C$14.70 per Re-Offer Common Share (the “Re-Offer Price”).
Offering Amount:

C$70,560,000 assuming the offering consists entirely of the sale of Common Shares, excluding the Underwriters’ Option.

If the Underwriters were to make the Flow-Though Election in full, aggregate gross proceeds to the Company of the Offering would be C$77,762,900.

Underwriters’ Option:	The Company has granted the Underwriters an option, exercisable in whole or in part, at any time up to 48 hours prior to Closing, to increase the size of the Offering by up to 15% (the “Underwriters’ Option”). If the Underwriters exercise the Underwriters’ Option, they may elect how many of the shares issued pursuant to such exercise will be Common Shares and/or Flow-Through Common Shares.
Use of Proceeds:

The proceeds raised from the sale of Common Shares will be used for continued advancement of the Company’s Eskay Creek gold-silver project and for general corporate purposes.

Any proceeds raised from the sale of Flow-Through Common Shares will be used to incur Qualifying Expenditures (defined below) as set forth below under “Flow-Through Common Shares Income Tax Considerations”.

Skeena Resources Limited

Treasury Offering of Common Shares

February 18, 2025

Flow-Through Common Shares Income Tax Considerations:	The Company, pursuant to the provisions in the Income Tax Act (Canada), (i) shall, in the case of the Flow-Through Common Shares, incur resource development expenses that are described in paragraph (c.2) of the definition of “Canadian development expense” in subsection 66.2(5) of the Income Tax Act (Canada) or that would be described in paragraph (f) of such definition if the reference therein to “paragraphs (a) to (e)” were a reference to “paragraph (c.2)” (“CDE”) after the closing date and prior to December 31, 2025 in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of Flow-Through Common Shares. The Company shall renounce CDE so incurred to the purchasers of Flow-Through Common Shares with an effective date of no later than December 31, 2025 in accordance with the Income Tax Act (Canada). In the event that the Company is unable to renounce $17.93 per Flow-Through Common Share of CDE effective on or prior to December 31, 2025 for each Flow-Through Common Share purchased, the Company will as sole recourse for such failure to renounce, indemnify each Flow-Through Common Share subscriber for the additional federal, provincial and territorial taxes, as applicable, payable by such subscriber to the extent permitted by the Income Tax Act (Canada) as a result of the Company’s failure to renounce CDE as agreed.
Form of Offering:	Bought deal by way of a prospectus supplement to be filed in all provinces of Canada, excluding Quebec. Registered public offering in the U.S. via MJDS.
Listing:	An application will be made to list the Offered Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). The existing common shares are listed on the TSX and the NYSE under the symbol “SKE”.
Sole Bookrunner:	BMO Capital Markets.
Commission:	5.0% on the gross proceeds to the Company
Closing:	February 26, 2025.

Copies of the Company’s base shelf prospectus dated January 31, 2023, Registration Statement on Form F-10 and prospectus supplements relating to the Offering, when available, may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Copies of the base shelf prospectus and prospectus supplement, when available, can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca, and a copy of the registration statement and the prospectus supplement can be found on EDGAR at www.sec.gov.